Exhibit (k)(3)

KKR Credit Advisors (US) LLC

555 California Street

50th Floor

San Francisco, California 94104

April 25, 2023

KKR Asset-Based Income Fund

555 California Street

50th Floor

San Francisco, California 94104

Re:	Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

KKR Credit Advisors (US) LLC (the “Adviser”) hereby confirms its agreement as follows in respect of KKR Asset-Based Income Fund (the “Fund”):

1. Expense Limitation. For the period from the effective date of the Fund’s Private Placement Memorandum through the later of two years from the effective date of the Fund’s Private Placement Memorandum or until the Fund’s aggregate net assets are equal to or greater than $1.5 billion (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will waive its monthly investment advisory fee and/or reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses”) will not exceed 0.30% of the Fund’s month end net assets (the “Expense Limitation”). In any month, the Adviser shall reimburse the Fund for Specified Expenses over the Expense Limitation for the fiscal year in which such month occurs by waiving the requisite amount of its monthly investment advisory fee under the Investment Advisory Agreement, between the Fund and the Adviser, and/or directly reimbursing the Fund for any additional excess Specified Expenses over such Expense Limitation. For purposes of this letter agreement, the value of the Fund’s month end net assets will be determined in a manner consistent with the Fund’s Private Placement Memorandum.

2. Specified Expenses. Specified Expenses mean the Fund’s Other Expenses (as such term is used in the requirements with respect to the Fee Table set forth in Form N-2) other than: (i) the Management Fee (as defined in the Fund’s Private Placement Memorandum); (ii) fees, costs and expenses of identifying, sourcing, investigating (and conducting diligence with respect to), evaluating, structuring, consummating, registering, holding, rating, monitoring or disposing potential and actual portfolio investments, including (a) brokerage commissions, clearing and settlement charges, investment banking fees, bank charges, custodial fees, placement, syndication and solicitation fees, arranger fees, expenses relating to short sales, sales commissions, and other investment, execution, closing and administrative fees, costs and expenses, (b) any travel-related costs and expenses incurred in connection therewith (including costs and expenses of accommodations and meals, costs and expenses related to attending trade association meetings, conferences or similar meetings for purposes of evaluating actual or potential investment opportunities, and with respect to travel on non-commercial aircraft, costs of travel at a comparable business class commercial airline rate) including any such expenses incurred in connection with attendance at meetings of relevant investment committees and portfolio management committees, (c) expenses associated with portfolio and risk management including hedging transactions and related costs, (d) fees, costs and expenses incurred in the organization, operation, administration, restructuring or dissolution, liquidation and termination of any entities through which the Fund makes investments (including costs associated with establishing and maintaining a permanent residence in certain jurisdictions, such as employee compensation and benefits, allocable rent and other overhead of entities established to manage or administer such entities including entities in which KKR or its affiliates have an interest), and (e) fees, costs and expenses of outside counsel, accountants, auditors, consultants and other similar advisors and service providers incurred in connection with designing, implementing and monitoring participation by portfolio companies or other issuers in compliance and operational “best practices” programs and initiatives; (iii) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund); (iv) taxes; and (v) extraordinary expenses (as determined in the sole discretion of the Adviser).

3. Term. This letter agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days written notice to the Adviser. This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms. Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period. This Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4. Repayment. In consideration of the Adviser’s agreement as provided herein, the Fund agrees to repay the amount waived or reimbursed by the Adviser in accordance with Section 1 above, when and if requested by the Adviser, as promptly as possible, on a monthly basis, but only if and to the extent such recoupment occurs within the 36-month period after the Adviser bears the expense and does not cause the Specified Expenses plus recoupment to exceed 0.30% of the Fund’s month end net assets (or, if a lower expense limit is in effect, such lower limit). The obligations under this Section 4 shall survive termination of this letter agreement.

5. Entire Agreement; Amendment. This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6. Construction and Forum. This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7. Counterparts. This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8. Severability. If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Jeff Van Horn
Name: Jeff Van Horn
Title: Chief Financial Officer

Accepted and Agreed:

KKR ASSET-BASED INCOME FUND

By:	/s/ Iris Wu
Name: Iris Wu
Title: Chief Financial Officer